FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              05 November 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                             International Power plc
          Financial Results for the Nine Months ended 30 September 2004

(London - 5 November 2004) International Power (IPR) today announces its results for the nine-month period ended 30 September 2004 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said, "The business has performed well operationally, and financially in line with expectations, generating earnings per share of 6.3p (on a post rights basis - 7.1p on a pre rights basis) for the nine months ended 30 September. The pricing environment across our merchant markets remains largely unchanged with the exception of the UK which is currently showing some improvement."

"We have now completed the acquisition of Turbogas in Portugal and the consent process for the EME acquisition is progressing well. The shareholder circular will be posted shortly and we expect the transaction to be completed by the end of 2004," Sir Neville added.

Highlights


- EPS guidance remains at the upper end of the range of 5.9p to 7.6p on a post-rights basis (7.0p to 9.0p on a pre-rights basis)
-   EME acquisition on track for completion in December 2004
-   Turbogas acquisition completed
-   Rights Issue successfully completed
- Preferred bidder status awarded for 1,025 MW power and water project in Qatar, Middle East
-   Full commercial operation commenced on programme at Shuweihat S1, Abu Dhabi


Financial Summary                      Quarter ended    Nine months ended 30
                                        30 September            30 September
                                       2004      2003       2004       2003
                                       GBPm      GBPm       GBPm       GBPm

Profit on ordinary activities before
interest and tax
Excluding exceptional items              56        71        206        209
Including exceptional items              56        78        221        224

Profit on ordinary activities before
tax
Excluding exceptional items              29        38        116        126
Including exceptional items              22        45        109        141

Earnings per share - Basic - on
post rights basis*
Excluding exceptional items            1.7p      1.9p       6.3p       6.4p
Including exceptional items            1.1p      2.2p       5.7p       7.5p

* Historic figures adjusted for Theoretic ex-Rights price factor of 1.12

Earnings per share - Basic - on
pre rights basis
Excluding exceptional items            1.9p      2.1p       7.1p       7.2p
Including exceptional items            1.4p      2.5p       6.5p       8.4p

Operating cash flow from
ordinary activities                      65        82        196        213


North America

As expected, the North American business recorded a loss before interest and tax which amounted to GBP1 million (2003: Profit GBP13 million), reflecting the low spark spreads in Texas and New England. The 2004 summer (June, July, August) spark spreads remained low with no material change from the 2003 summer. For reference, the nine month period to 30 September 2003 included compensation payments from Alstom of GBP22 million, versus GBP5 million in the current nine month period. The contracted assets, Hartwell and Oyster Creek, delivered a consistent performance and generated a profit before interest and tax of GBP11 million (2003: GBP12 million).

We continue to anticipate market recovery in both New England and Texas in the period 2007 to 2009.

Europe

Profit before interest and tax in Europe increased to GBP65 million (2003:GBP50 million), mainly reflecting higher profitability at EOP and some limited improvement in the UK. In the UK, the recent significant increase in gas prices has resulted in a strengthening of forward power prices. This is beneficial for our coal fired plant Rugeley, but spark spreads for our gas fired Deeside plant remain low.

On November 4, we completed the acquisition of a 75% shareholding in the 990 MW combined cycled gas turbine (CCGT) Turbogas plant from RWE, following approval from the Portuguese Competition Authority and Energias De Portugal's (EDP) waiver of its pre-emption rights. International Power has granted EDP an option to purchase a 20% interest in Turbogas during the first nine months following completion, or during a term beginning on 1 January 2008 and ending on 31 December 2009. In addition, we have signed an agreement to acquire a further 5% shareholding in the plant from Koch Transporttechnik, and this is expected to complete by February 2005.

Middle East

The Middle East business generated profit before interest and tax of GBP21 million (2003: GBP20 million). JV / Associates earnings at GBP9 million were up (2003: GBP3 million) reflecting earnings contribution from Umm Al Nar which was acquired in July 2003. However, earnings from subsidiaries in 2003 included a higher level of cost recoveries and success fees in relation to development work in the region, together with some revenue in the form of liquidated damages for commissioning Al Kamil.

In October, the 1,500 MW Shuweihat power and water plant started full commercial operation and has since contributed to the region's profitability. Construction of the Umm Al Nar expansion project and the Tihama cogeneration (Saudi Aramco) plants is progressing on schedule.

International Power, together with partners Qatar Electricity & Water Company and Chubu Electric, has been awarded preferred bidder status for the 1,025 MW, 60 MIGD Ras Laffan B power and water project by the Government of Qatar. The plant's entire power and water output will be sold under a long term Power and Water Purchase Agreement (PWPA). We will provide financial information relating to the debt/equity structure of this project on signing of the PWPA, which together with financial close is expected by the end of 2004.

Australia

In Australia, profit before interest and tax for the nine months ended 30 September was GBP80 million (2003: GBP78 million). Hazelwood delivered a strong performance, attributable to high plant availability and achieved contract prices that were higher than the underlying market prices. Pelican Point's earnings were down due to lower spark spreads in South Australia. The SEAGas pipeline is now in operation and has contributed to earnings from Q1 2004 as planned.

Asia

Performance in Asia was also broadly in-line with last year, with profit before interest and tax for the nine months ended 30 September at GBP64 million (2003:
GBP67 million).

Our assets in Pakistan (HUBCO and KAPCO) have performed well. At KAPCO, of which we own 36%, our partner WAPDA intends to sell down a 20% block of its 64% shareholding via an Initial Public Offering (IPO). This IPO of 20% of the plant's total equity has been approved by all shareholders and is expected in the near future.

Other - Financial

The effective tax rate of the Group has reduced to 26% (2003: 32%) as a result of the confirmation of foreign tax holidays and the resolution of a number of tax issues across the Group.

The translation effect of foreign exchange, comparing the nine months to 30 September 2004 to the same period in the prior year, has adversely affected profit after tax by GBP5 million (EPS by 0.4p).

Balance sheet

A summarised balance sheet is set out below:

                                      As at       As at        As at
                                         30          30           31
                                  September   September     December
                                       2004        2003         2003
                                       GBPm        GBPm         GBPm

Fixed assets
Intangibles and tangibles             2,097       2,481        2,049
Investments                             611         506          538

                                      2,708       2,987        2,587
Net current liabilities                 (91)        (17)         (90)
Provisions and creditors > one year    (241)       (279)        (243)
Net debt                               (481)       (791)        (692)

Net assets                            1,895       1,900        1,562

Shareholders' funds - equity          1,849       1,865        1,523
Minority interests - equity              46          35           39

Total Equity                          1,895       1,900        1,562

Gearing                                 25%         42%          44%
Debt capitalisation                     20%         29%          31%

Net assets have increased by GBP333 million since 31 December 2003. The proceeds from the rights issue in August 2004 increased reserves by GBP286 million. The profit for the period of GBP72 million was offset by foreign exchange losses of GBP32 million on the net investment in foreign entities. Minority interest has increased by GBP7 million as a result of the sale of a shareholding at Al Kamil in the Middle East.

The successful restructuring of the ANP non-recourse debt results in GBP477 million being classified as a long term liability at 30 September 2004.


Cash Flow

Cash Flow - Nine months ended 30 September        Nine       Nine      Year
                                                months     months     ended
                                                 ended      ended    31 Dec
                                               30 Sept    30 Sept      2003
                                                  2004       2003
                                                  GBPm       GBPm      GBPm


Operating profit/(loss)                             93         92      (279)

Impairment of plant - exceptional                    -          -       404
Release of guarantee on sale of Elcogas
- exceptional                                      (11)         -         -

                                                    82         92       125

Depreciation and amortisation                       62         81       109
Movement in working capital and
provisions                                          (3)       (30)      (50)
Dividends from JV's, associates and
investments                                         55         70       101

Operating cash flow                                196        213       285

Capital expenditure - maintenance                  (39)       (40)      (64)
Interest and tax                                   (86)       (76)      (96)

Free cash flow                                      71         97       125

Refinancing costs - exceptional                    (22)         -        (4)

Capital expenditure - growth                      (125)       (48)      (57)
Compensation for long-term performance
shortfalls                                          16          -        56
Acquisitions and disposals                         (50)        21        26
Proceeds from share issue                          286          -         -
Share buyback                                        -         (6)      (13)
Foreign exchange and other movements                35        (43)      (13)

Decrease in net debt                               211         21       120

Opening net debt                                  (692)      (812)     (812)

Closing net debt                                  (481)      (791)     (692)


Free cash flow of GBP71 million was generated in the nine months to 30 September 2004. Growth capital expenditure of GBP125 million comprises spend on Tihama Power, the Canunda wind farm, the Westfield mine development at Hazelwood in Australia and the completion of the new build programme at ANP in the U.S.

The Rights Issue in contemplation of Turbogas and the EME acquisition in July this year was completed in September with a 91.2% take up.

Edison Mission Energy Acquisition Update

Good progress has been made towards obtaining the necessary consents for the major assets, namely Loy Yang B, Paiton, First Hydro, ISAB and EcoElectrica, all of which are required for the acquisition to complete.

The consent process for the remaining assets, namely CBK, Derwent, Doga, Italian Wind, Kwinana, Spanish Hydro, Tri Energy and Valley Power is also progressing well, although a number of consents remain outstanding. If consents are not obtained for any of these assets prior to completion, then there will be an adjustment to the purchase price payable at completion. Based on progress to date, the maximum adjustment is expected to be approximately $300 million (GBP167 million) out of the net purchase price of $2.2 billion (GBP1.2 billion) for the entire portfolio. In particular, there have been difficulties in obtaining certain consents for CBK and Tri Energy, although work continues in seeking to receive these by completion. If these consents are not received, the Company intends to seek agreement with EME to keep these assets under contract beyond completion,so that work can continue in seeking to obtain the relevant consents.

Clear and specific integration plans are well advanced at both regional and asset level, to ensure that each asset is quickly and effectively transitioned into IPR's existing regional structure.

The shareholder circular seeking approval for the acquisition will be posted shortly and the transaction is expected to complete in December this year.

Dividend

The Board confirms its intention to propose a dividend of 2.5p per ordinary share at the time of the full year results for 2004.

Outlook

During 2004 to date, the business has performed in line with expectations and we confirm our earnings per share guidance for 2004 at the upper end of the range of 5.9p to 7.6p (on a post-Rights basis).

For further information please contact:

Media Contact:
Sara Richardson
+44 (0)20 7320 8619

Investor Contact:
Aarti Singhal
+44 (0)20 7320 8681

About International Power

International Power plc is a leading independent electricity generating company with 11,210MW (net) in operation and 1,649MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



International Power plc
Consolidated Profit and Loss Account
For the nine months ended 30 September 2004

                                     Nine months ended                     Nine months ended
                                    30 September 2004                     30 September 2003
                         Excluding   Exceptional   Including     Excluding   Exceptional    Including
                       exceptional         items exceptional   exceptional         items  exceptional
                             items                     items         items                      items
                 Note         GBPm          GBPm        GBPm          GBPm          GBPm         GBPm

Turnover:Group and
share of joint
ventures and
associates       2             905             -         905           979             -          979
Less: Share of
turnover of:
Joint ventures                 (93)            -         (93)          (98)            -          (98)
Associates                    (259)            -        (259)         (215)            -         (215)


Group turnover                 553             -         553           666             -          666

Net operating
costs                         (471)           11        (460)         (574)            -         (574)

Operating
profit                          82            11          93            92             -           92

Share of operating
profit of:
Joint ventures                  25             -          25            19             -           19
Associates                      99             -          99            72             -           72
Income from
fixed asset
investments      3               -             -           -            26             -           26
                               124             -         124           117             -          117

Operating
profit and
investment
income                         206            11         217           209             -          209
Non operating
exceptional
items            3               -             4           4             -            15           15

Profit on
ordinary
activities
before
interest and
taxation         2             206            15         221           209            15          224
Net interest and
similar charges
Group                          (59)          (22)        (81)          (59)            -          (59)
Joint ventures
and associates                 (31)            -         (31)          (24)            -          (24)

                               (90)          (22)       (112)          (83)            -          (83)

Profit on ordinary
activities before
taxation                       116            (7)        109           126            15          141

Taxation                       (30)            -         (30)          (40)           (2)         (42)

Profit on ordinary
activities after
taxation                        86            (7)         79            86            13           99
Minority interests -
equity                          (7)            -          (7)           (6)            -           (6)

Profit for the
financial
period                          79            (7)         72            80            13           93

Earnings per share
on a post rights
basis

Basic                          6.3p                      5.7p          6.4p                       7.5p
Diluted                        6.3p                      5.7p          6.3p                       7.4p

Earnings per share
on a pre rights
basis

Basic                          7.1p                      6.5p          7.2p                       8.4p
Diluted                        7.1p                      6.5p          7.1p                       8.3p



International Power plc
Consolidated Profit and Loss Account
For the year ended 31 December 2003

                                                    Year ended 31 December 2003
                                                Excluding   Exceptional     Including
                                               exceptional        items   exceptional
                                                     items                      items
                                       Note           GBPm         GBPm          GBPm

Turnover:
Group and
share of joint
ventures and
associates                                2          1,273           -         1,273
Less: Share of turnover of:
Joint ventures                                        (136)          -          (136)
Associates                                            (285)          -          (285)


Group turnover                                         852           -          852

Net operating costs                       3           (727)       (404)       (1,131)


Operating profit/(loss)                                125        (404)         (279)

Share of operating profit of:
Joint ventures                                          32           -            32
Associates                                3             95          35           130
Income from fixed asset
investments                                             33           -            33
                                                       160          35           195

Operating profit/(loss)and investment
income                                                 285        (369)          (84)

Non operating exceptional items           3              -          27            27

Profit/(loss)on ordinary activities
before interest and taxation              2            285        (342)          (57)
Net interest and similar charges
Group                                                  (79)        (16)          (95)
Joint ventures and associates                          (32)          -           (32)

                                                      (111)        (16)         (127)

Profit/(loss)on ordinary activities
before taxation                                        174        (358)         (184)
Taxation                                               (54)         26           (28)

Profit/(loss) on ordinary activities
after taxation                                         120        (332)         (212)
Minority interests - equity                             (7)          -            (7)

Profit/(loss) for the financial year                   113        (332)         (219)


Earnings/(loss) per share on a post rights basis

Basic                                     6            9.1p                    (17.6)p

Diluted                                   6            9.0p                    (17.6)p


Earnings/(loss) per share on a pre rights basis

Basic                                                 10.2p                    (19.7)p

Diluted                                               10.1p                    (19.7)p




International Power plc
Consolidated Balance Sheet
As at 30 September 2004

                                                    30             30            31
                                             September      September      December
                                                  2004           2003          2003
                                      Note        GBPm           GBPm          GBPm

Fixed assets

Intangible assets                                    2              2             1
Tangible assets                                  2,095          2,479         2,048
Investments                                        611            506           538

Total fixed assets                               2,708          2,987         2,587


Current assets

Stocks                                              81             61            65
Debtors                                            139            209           160
Investments                                        116             63            70
Cash at bank and in hand                           811            885           673

Total current assets                             1,147          1,218           968

Creditors: amounts falling due
within one year
Secured loans without recourse          4          (38)           (45)         (531)
Other current liabilities                         (311)          (552)         (315)

Creditors: amounts
falling due within one year                       (349)          (597)         (846)

Net current assets                                 798            621           122


Total assets less current liabilities            3,506          3,608          2,709

Creditors: amounts falling due after more
than one year                                   (1,378)        (1,434)         (909)
Provisions for liabilities and charges            (233)          (274)         (238)

Net assets employed                              1,895          1,900          1,562


Capital and reserves

Shareholders' funds - equity                     1,849          1,865          1,523
Minority interests - equity                         46             35             39

Total equity                                     1,895          1,900          1,562



Net debt                                          (481)          (791)         (692)

Gearing                                           25.4%          41.6%          44.3%
Debt capitalisation                               20.2%          29.4%          30.7%

The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


International Power plc
Consolidated Cash Flow Statement
For the nine months ended 30 September 2004

                                            Nine months    Nine months         Year
                                                  ended          ended        ended
                                                     30             30           31
                                              September      September     December
                                                   2004          2003          2003
                                Note               GBPm          GBPm          GBPm

Net cash inflow from
operating activities              5                 141           143           184
Dividends received from
joint ventures
and associates                                       55            44            68
Dividends receivedfrom fixed asset
investments
Ordinary                                              -            26            33

Cash flow from ordinary operating
activities                                          196           213           285

Returns on investments and servicing
of finance
Ordinary                                           (97)           (63)          (84)
Exceptional                                          -             -             (4)

                                                   (97)           (63)          (88)
Taxation                                           (16)           (13)          (14)
Capital expenditure and financial investment
Purchase of tangible fixed assets                 (164)           (88)         (121)
Compensation forlong-term contractual
performance shortfalls                              16              -            56
Other financial investments - ordinary             (75)            (6)           (9)
Other financial investments - exceptional           -              -             11
                                                  (223)           (94)          (63)
Acquisitions and disposals - exceptional            25             21            24

Net cash (outflow)/inflow before management
of liquid resources and financing activities      (115)            64           144

Management of liquid resources                     (48)           (13)          (20)

Financing activities
Share buy back                                       -             (6)          (13)
Proceeds from share issue                          286              -            -
Debt financing                                      16             34          (247)
Other financing                                      5              -             -

                                                   307             28          (260)

Increase/(Decrease) in cash in period              144             79          (136)



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the nine months ended 30 September 2004

                                            GBPm           GBPm           GBPm

Increase/(decrease) in
cash in period                               144             79           (136)
Cash inflow/(outflow)from(decrease)
/increase in debt financing                  (16)           (34)           247
Cash outflow from increase in liquid
resources                                     48             13             20

Change in net debt resulting from cash
flows                                        176             58            131
Translation differences                       27            (31)            11
Other non-cash movements                       8             (6)           (22)

Movement in net debt in the period           211             21            120

Net debt at the start of the period         (692)          (812)          (812)

Net debt at the end of
the period                                  (481)          (791)          (692)



International Power plc
Consolidated Statement of Total Recognised Gains and Losses
For the nine months ended 30 September 2004

                                      Nine months           Nine           Year
                                            ended   months ended          ended
                                               30             30             31
                                        September      September       December
                                             2004           2003           2003
                                             GBPm           GBPm           GBPm

Profit/(loss) for the financial period         72             93           (219)
Exchange differences on the
retranslation of net investments and
borrowings                                    (32)            38             15

Total recognised gains and losses for the
period                                         40            131           (204)



Reconciliation of Movements in Shareholders' Funds - Equity
For the nine months ended 30 September 2004

                                      Nine months      Nine months         Year
                                            ended            ended        Ended
                                               30               30           31
                                        September        September     December
                                             2004             2003         2003
                                             GBPm             GBPm         GBPm

Profit/(loss) for the financial period         72              93          (219)

Other recognised gains and losses relating
to the period (net)                           (32)             38            15
Issues of shares                              286              -              -
Share buy back                                 -               (6)          (13)

Net addition/(reduction)
to shareholders' funds                        326            125           (217)

Opening shareholders'
funds                                       1,523          1,740          1,740

Closing shareholders'
funds                                       1,849          1,865          1,523



International Power plc
Notes to the Accounts
For the nine months ended 30 September 2004

1. Basis of preparation

The accounts for the nine months ended 30 September 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for the adoption of UITF 38, "Accounting for ESOP Trusts". The adoption did not materially affect net profit or shareholders' funds. Minor adjustments have been made to comparative figures to make them consistent with the current period.

These statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain statements under Section 237 of the Companies Act 1985.

2. Geographical segmental analysis

                Subsidiaries              Share of joint ventures   Total
                                          and associates
                Nine months to  Year to   Nine months  Year to      Nine months  Year to
                30              31        30           31           30           31
                September       December  September    December     September    December
                2004  2003      2003      2004  2003   2003         2004   2003  2003
                GBPm  GBPm      GBPm      GBPm  GBPm   GBPm         GBPm   GBPm  GBPm

Turnover

North            172   313       344        51    55     70          223    368     414
America
Europe           177   147       239       146   171    235          323    318     474
Middle            18    17        21        19     6     12           37     23      33
East
Australia        167   169       224         6     -      -          173    169     224
Asia              19    20        24       130    81    104          149    101     128

                 553   666       852       352   313    421          905    979   1,273



Profit/(loss) before
interest and
taxation (excluding
exceptional items)

North
America1,2       (12)    1       (13)       11    12     15           (1)    13       2
Europe            24     6        38        41    44     65           65     50     103
Middle            12    17        18         9     3      5           21     20      23
East
Australia         75    78       101         5     -      -           80     78     101
Asia               7     9         9        57    58     75           64     67      84

                 106   111       153       123   117    160          229    228     313

Corporate
costs            (23)  (19)      (28)        -     -      -          (23)   (19)    (28)

                  83    92       125       123   117    160          206    209     285



Notes
1.North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP5 million (nine months ended 30 September 2003:GBP22 million; year ended 31 December 2003: GBP27 million).

2.During the nine months ended 30 September 2004, we also received GBP16 million (US$23 million) (nine months ended 30 September 2003 GBP100 million (US$162 million) ; year ended 31 December 2003 GBP94 million (US$169 million)) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

3.With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associate. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 have been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.

International Power plc
Notes to the Accounts (continued)
For the nine months ended 30 September 2004

3. Exceptional items

                                      Nine months         Nine months    Year
                                      ended               ended          ended
                                      30                  30             31
                                      September           September      December
                                      2004                2003           2003
                                      GBPm                GBPm           GBPm

Net operating exceptional items
charged/(charged)
Release of a guarantee on
sale of Elcogas                       11                  -              -
Impairment of US plant                -                   -             (404)
Reversal of HUBCO impairment          -                   -              35

Net operating exceptional
items                                 11                  -              (369)


Non-operating exceptional items
credited
Profit on disposal of a 5%
holding in Hubco                      4                   8              17
Profit on disposal of a
Czech fixed asset investment          -                   7              7
Release of a provision in
respect of sale of Chinese
operations                            -                   -              3

Non-operating exceptional
items                                 4                   15             27


Exceptional interest payable and
similar charges

US swap termination costs             (15)                -              -
US refinancing charges                (7)                 -              -
Write off of unamortised
finance charges                       -                   -              (16)

                                      (22)                -              (16)

Total exceptional items
before attributable taxation          (7)                 15             (358)

Taxation on exceptional
items                                 -                   (2)            26

Total exceptional items
after attributable taxation           (7)                 13             (332)


4. Secured bank loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2003, we were in discussions with bank groups in relation to non-recourse debt for the US merchant asset portfolio.

In July 2004, the US debt facility was successfully refinanced and the debt has been redesignated to its new maturity.


International Power plc
Notes to the Accounts (continued)
For the nine months ended 30 September 2004

5. Reconciliation of operating profit to net cash inflow from operating activities

                                       Nine months  Nine months      Year
                                       ended        ended            ended
                                       30           30               31
                                       September    September        December
                                       2004         2003             2003
                                       GBPm         GBPm             GBPm

Operating profit                       93           92               (279)
Impairment                             -            -                404
Release of a guarantee on sale
of Elcogas                             (11)         -                -
                                       82           92               125
Depreciation and amortisation          62           81               109
Movement in working capital            (2)          (27)             (43)
Movement in provisions                 (1)          (3)              (7)

Net cash inflow from operating
activities                             141          143              184



6. Rights Issue

On 30 July 2004 the company announced a Rights Issue. 365,540,834 new ordinary shares were issued at 82p per share on the basis of 33 new ordinary shares for every 100 existing ordinary shares.

The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p and the theoretical ex-rights price for an ordinary share was therefore 131p. The comparative earnings per share is shown after applying the factor of 131/147 to the published figures for 2003.

7. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2003 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to lisa.honebon@ipplc.com. Telephone: 020 7320 8600.


                            International Power plc
                               Quarterly Results
                             For the quarter ended
                               30 September 2004

International Power plc
Consolidated Profit and Loss Account
For the quarter ended 30 September 2004

                      Quarter to 30 September               Quarter to 30 September
                      Excluding    Exceptional  Including   Excluding     Exceptional  Including
                      exceptional  items        exceptional exceptional   items        exceptional
                      items        items        items       items
                      2004         2004         2004        2003          2003         2003
                Note  GBPm         GBPm         GBPm        GBPm          GBPm         GBPm

Turnover:
Group and
share of joint
ventures and
associates      2     316          -            316         340           -            340
Less: Share of
turnover of:
Joint ventures        (20)         -            (20)        (24)          -            24)
Associates            (93)         -            (93)        (70)          -            (70)

Group turnover        203          -            203         246           -            246

Net operating
costs                 (185)        -            (185)       (205)         -            (205)

Operating
profit                18           -            18          41            -            41

Share of operating
profit of:
Joint ventures        2            -            2           -             -            -
Associates            36           -            36          22            -            22
Income from
fixed asset
investments           -            -            -           8             -            8

Operating
profit and
investment
income                56           -            56          71            -            71
Non operating
exceptional
items           3     -            -            -           -             7            7

Profit on
ordinary
activities
before
interest and
taxation        2     56           -            56          71            7            78
Net interest and
similar charges
Group                 (17)         (7)          (24)        (25)          -            (25)
Joint ventures
and associates        (10)         -            (10)        (8)           -            (8)

                      (27)         (7)          (34)        (33)          -            (33)

Profit on
ordinary
activities
before
taxation              29           (7)          22          38            7            45
Taxation        3     (6)          -            (6)         (12)          (2)          (14)

Profit on
ordinary
activities
after taxation        23           (7)          16          26            5            31
Minority
interests -
equity                (2)          -            (2)         (3)           -            (3)

Profit for the
financial
period                21           (7)          14          23            5            28


Earnings per share
on a post rights
basis

Basic           4     1.7p                      1.1p        1.9p                       2.2p

Diluted         4     1.7p                      1.1p        1.9p                       2.2p

Earnings per share
on a pre rights
basis

Basic                    1.9p                      1.3p          2.1p                       2.5p

Diluted                  1.9p                      1.3p          2.1p                       2.5p




International Power plc
Consolidated Balance Sheet
As at 30 September 2004

                                                        30             30
                                                 September      September
                                                      2004           2003
                                                      GBPm           GBPm

Fixed assets

Intangible assets                                        2              2
Tangible assets                                      2,095          2,479
Investments                                            611            506

Total fixed assets                                   2,708          2,987



Current assets

Stocks                                                  81             61
Debtors                                                139            209
Investments                                            116             63
Cash at bank and in hand                               811            885

Total current assets                                 1,147          1,218

Creditors: amounts falling due within one
year
Secured loans without recourse                        (38)           (45)
Other liabilities                                    (311)          (552)

Creditors: amounts falling due within one
year                                                 (349)          (597)

Net current assets                                     798            621


Total assets less current liabilities                3,506          3,608

Creditors: amounts falling due after more
than one year                                      (1,378)        (1,434)
Provisions for liabilities and charges               (233)          (274)

Net assets employed                                  1,895          1,900


Capital and reserves

Shareholders' funds - equity                         1,849          1,865
Minority interests - equity                             46             35

Total equity                                         1,895          1,900




Net debt                                             (481)          (791)

Gearing                                              25.4%          41.6%
Debt capitalisation                                  20.2%          29.4%

The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


International Power plc
Consolidated Cash Flow Statement
For the quarter ended 30 September 2004

                                                    Quarter        Quarter
                                                         to             to
                                               30 September   30 September
                                                       2004           2003
                                                       GBPm           GBPm

Net cash inflow from operating activities                55             72
Dividends received from joint ventures and
associates                                               10              2
Dividends received from fixed asset
investments - ordinary                                   -               8

Cash flow from ordinary operating
activities                                               65             82

Dividends received from fixed asset                                      -
investments - exceptional
Returns on investments and servicing of
finance                                                (61)           (26)
Taxation                                                (2)            (3)
Capital expenditure and financial
investment                                             (41)           (12)
Purchase of tangible fixed assets
Compensation for long-term contractual
performance shortfalls                                    3              -
Other financial investments                            (48)            (3)

                                                       (86)           (15)
Acquisitions and disposals                                8              -

Net cash (outflow)/inflow before
management of liquid resources and
financing activities                                   (76)             38

Management of liquid resources                         (50)              1
Financing activities                                      -              -
Share buy back
Proceeds from share issue                               286              -
Debt financing                                          (6)           (55)

                                                        280             55

Increase in cash in period                              154             94



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt
For the quarter ended 30 September 2003
                                                     GBPm           GBPm

Increase in cash in period                            154             94
Cash inflow/(outflow) from
increase/(decrease) in debt financing                   6           (55)
Cash outflow/(inflow) from
increase/(decrease) in liquid resources                50            (1)


Change in net debt resulting from cash
flows                                                 210             38

Translation differences                              (15)              4
Other non-cash movements                                2              1

Movement in net debt in the period                    197             43

Net debt at the start of the period                 (678)          (834)

Net debt at the end of the period                   (481)          (791)


International Power plc
Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 30 September 2004

                                                    Quarter        Quarter
                                                         to             to
                                               30 September   30 September
                                                       2004           2003
                                                       GBPm           GBPm

Profit for the financial period                          14             28
Exchange differences on the retranslation
of net investments and borrowings                        21              3

Total recognised gains and losses for the
period                                                   35             31


Reconciliation of Movements in Shareholders' Funds - Equity
For the quarter ended 30 September 2004
                                                    Quarter        Quarter
                                                         to             to
                                               30 September   30 September
                                                       2004           2003
                                                       GBPm           GBPm

Profit for the financial period                          14             28
Other recognised gains and losses relating
to the period (net)                                      21              3
Rights Issue                                            286              -

Net addition to shareholders' funds                     321             31

Opening shareholders' funds                           1,528          1,834

Closing shareholders' funds                           1,849          1,865



International Power plc
Notes to the Accounts
For the quarter ended 30 September 2004

1. Basis of preparation

The accounts for the three months ended 30 September 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for the adoption of UITF 38, "Accounting for ESOP Trusts". The adoption did not materially affect net profit or shareholders' funds. Minor adjustments have been made to comparative figures to make them consistent with the current period.

2. Geographical segmental analysis

                       Subsidiaries          Share of joint             Total
                                              ventures and
                                                associates

                      Quarter ended          Quarter ended      Quarter ended
                       30 September           30 September       30 September
                     2004      2003       2004        2003      2004     2003
                     GBPm      GBPm       GBPm        GBPm      GBPm     GBPm

Group
turnover
North America          87       126         18          18       105      144
Europe                 54        52         42          47        96       99
Middle East             7         7          8           6        15       13
Australia              49        53          2           -        51       53
Asia                    6         8         43          23        49       31

                      203       246        113          94       316      340



Profit/(loss)
before interest
and taxation
(excluding
exceptional
items)
North
America1,2              2         8          4         4           6       12
Europe                  2         2          7         5           9        7
Middle East             3        11          5         3           8       14
Australia              18        23          1         -          19       23
Asia                    1         3         20        18          21       21

                       26        47         37        30          63       77

Corporate
costs                  (7)       (6)         -         -          (7)      (6)

                       19        41         37        22          56       71


Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP3 million (quarter ended 30 September 2003: GBP8 million).
2. During the quarter ended 30 September 2004, the Group also recorded GBP3 million (quarter ended 30 September 2003: GBP66 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

International Power plc
Notes to the Accounts (continued)
For the quarter ended 30 September 2004

3. Exceptional items

                                                 Quarter     Quarter
                                                      to          to
                                                      30          30
                                               September   September
                                                    2004        2003
                                                    GBPm        GBPm

Non-operating exceptional items

Profit on disposal of other fixed asset
investment                                             -           7

Exceptional interest payable and similar
charges
US refinancing costs                                 (7)          -

Total exceptional items before attributable
taxation                                             (7)          7

Taxation on exceptional items                          -        (2)

Total exceptional items after attributable
taxation                                             (7)          5


4. Rights Issue

On 30 July 2004, the company announced a Rights Issue. 365,540,834 new ordinary shares were issued at 82p per share on the basis of 33 new ordinary shares for every 100 existing ordinary shares.

The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p and the theoretical ex-rights price for an ordinary share was therefore 131p. The comparative earnings per share is shown after applying the factor of 131/147 to the published figures for 2003.

5. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2003 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to lisa.honebon@ipplc.com. Telephone: 020 7320 8600.



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary